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                          August 4, 2023

       John Keeler
       Chief Executive Officer and Executive Chairman
       Blue Star Foods Corp.
       3000 NW 109th Avenue
       Miami, Florida 33172

                                                        Re: Blue Star Foods
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed July 28, 2023
                                                            File No. 333-273525

       Dear John Keeler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing